Exhibit 17.3

Supplemental Statement
Concerning Circumstances Surrounding
Cornelius Milmoe’s
Departure from Thorium Power, Ltd.

This statement is made in response to certain comments made by the Company in its October 23, 2006 8-K filing regarding my resignation as a director and termination without cause as Chief Operating Officer.

1.	A copy of my original statement is attached.

2.
Contrary to the Company’s 8-K statement, October 9 was the first time I had ever been told I would be terminated by the Company or that such an action was being contemplated. According to the 8-K, this topic was apparently being discussed and agreed upon with other officers and directors well before that date. The Company has not explained why it made SEC filings in September and October, characterizing me as an officer and director or allowed me to endorse such documents when in fact it had decided to terminate my employment relationship and remove me as a director.

3.
The Company’s claim that I was a Novastar Director in the January-March time frame and “refused” to serve is false. It is contradicted by the Company’s April 6, 2006 8-K filing which states that in that period Paul G. Carter and Charles H. Merchant were the only directors of the Company and that on April 2, 2006, Seth Grae, Thomas Graham, Jr. and Cornelius J. Milmoe “became” members of the Board of Directors. The Company’s September 29 8-k filing also confirms that I did not become a director until April 2, 2006. The Company’s comment that I made the effectiveness of a Directors and Officers Liability policy a precondition to my assuming the directorship is true, and it only demonstrates my prudence. Mr. Grae and Mr. Graham also adopted this course, deferring their service on the Board until April 2.

4.
To clarify my statement regarding the “generous bonus”, which the Company disputes, I was referring to the Company’s redemption of 2 million shares of stock owned by Mr. Grae, at a price of $0.31 per share, in order to pay the past due income taxes on the stock previously issued to Mr. Grae pursuant to the merger agreement. This $635,000 expense was reported in the 10-K financial statements as an “Accrued payroll tax liability” and is described in Note 6 to those statements.

5.	I did not participate in the Company’s Tuesday October 17th decision to announce a stock buy-back. It was announced after I had resigned from the Board.

10-27-06	/s/	Cornelius J. Milmoe
Date		Cornelius J. Milmoe